August 24, 2009

By EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg,

Senior Assistant Chief Accountant,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Allianz SE

Form 20-F for the Year Ended December 31, 2008

Filed on April 1, 2009

(File No. 001-15154)

Dear Mr. Rosenberg:

We are writing on behalf of Allianz SE (“Allianz”) in response to your comment letter of August 11, 2009 in connection with the Staff’s comments on the Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (“2008 Form 20-F”).

We appreciate the Staff’s review of the 2008 Form 20-F and have attempted to thoughtfully and carefully consider each of the Staff’s comments. For your convenience, your comments are restated in full and in bold type and we have keyed all responses to the related numbering and headings used. The following are Allianz’s responses to the Staff’s comments:

Consolidated Financial Statements

Consolidated Financial Statements, page F-2

1.

We acknowledge your response to our previous comment seven and agree with your contention that the examples provided in paragraph IG 4 of IAS 1 (rev. 2006) may not provide the only acceptable forms of presentation. However, it is unclear how your current income statement presentation complies with the requirement of paragraph 81(f) of IAS 1 to present the measure of “profit or loss.” As you acknowledge in your response, your presented measure “net income (loss)” excludes “minority interests in earnings” under paragraph 82(a) of IAS 1 and therefore represents the “profit or loss attributable to equity holders of the parent” indicated in paragraph 82(b) of IAS 1. As the minority interests in earnings and the net income (loss) attributable to your equity holders are by definition in paragraph 82 of IAS 1 allocated components of the profit or loss measure

Mr. James B. Rosenberg

Securities and Exchange Commission

required by paragraph 81(f) of IAS 1, we do not understand how your presentation complies with IFRS. For clarity sake, it appears to us that your loss measure under paragraph 81(f) of IAS 1 for 2008 should be €2,225 million, comprised of a loss attributable to your equity holders of €2,444 million offset by income attributable to minority interests of €219 million. We do not see a loss measure of €2,225 million on the face of your income statement. Please demonstrate to us how your current income statement presentation presents a single measure of profit or loss for your consolidated group as required by paragraph 81(f) of IAS 1 and allocates this profit or loss to your equity holders and to minority interests.

R:	Although the face of our income statement does not contain a single line item presenting profit or loss that allocates profit or loss to equity holders and to minority interests, we believe that excluding minority interests from profit or loss helps ensure a fair presentation in a manner that provides relevant, reliable, comparable and understandable information (IAS 1.17(b)).

In addition, in contrast with its peers, Allianz has had significant minority interests in the past, and, as a result, presentation of profit and loss that excludes minority interests has historically enabled users of Allianz’s financial statements to have a comparative view of profit or loss that is more representative of Allianz’s business. Moreover, this presentation was considered to provide information about the financial position, financial performance and cash flows of Allianz that is useful to a wide range of users in making economic decisions (IAS 1.7), and many users of our financial statements, from investors to the financial analyst community, sought the comparability against Allianz’s peers provided by such a presentation. Although Allianz no longer has significant minority interests, we continue to present the information in a similar fashion so as to be consistent on a historical basis.

For these reasons, we believe it is appropriate to continue presenting profit and loss as the profit or loss attributable to minority interests (“Minority interests in earnings”) and the profit or loss attributable to equity holders of the parent (“Net income (loss)”). We respectfully submit, moreover, that profit or loss in the form suggested by the Staff is also derivable from the information available on the face of the income statement or from the statement of changes in equity.

Notes to Consolidated Financial Statements

4. Assets and Liabilities of disposal Group Classified as Held-for-Sale and Discontinued Operations, page F-38

2.

In your response to our previous comment 8b, you indicate “that a separate major line of business does not necessarily have to be a separate reportable segment nor do the activities in a segment have to be disposed of entirely” in

Mr. James B. Rosenberg

Securities and Exchange Commission

order to qualify for discontinued operations treatment under paragraph 32 of IFRS 5. Please elaborate on this statement and reference for us the authoritative literature you rely upon to support your position.

R:	The statement cited in the Staff’s question was noted as a supplemental point in Allianz’s response to previous comment 8b and was intended to clarify that a discontinued operation need not always be an entire reportable segment and could be a major line of business only.

With respect to the basis for our statement, we note that a “separate major line of business” is not defined within IFRS 5. As such, our interpretation of what constitutes a major line of business is inferred from other sources. These sources include both specific and objectives-based guidance within IFRS 5 and other IFRS.

The IFRS 5 Basis for Conclusions (“BC”) notes that IFRS 5 retains the requirement for a “major line of business” from IAS 35 Discontinuing Operations (BC71). IAS 35 notes that a reportable business segment or geographical segment would normally be deemed to represent a separate major line of business or geographical area of operations (IAS 35.9). However, the standard also provides three examples where less than a full reportable segment might be deemed a major line of business, including the following statement, “A part of a segment as defined in IAS 14 may also satisfy [the ‘major line of business’] criterion ...” (IAS 35.9).

We also believe that the broad objectives of IFRS must be considered in the interpretation of what constitutes a major line of business. With respect to these objectives, we note that the main principle for presenting discontinued operations is to enable users to evaluate the financial effects of the discontinued operations (IFRS 5.30). BC62 notes that “[s]eparately highlighting the results of discontinued operations provides users with information that is relevant in assessing the ongoing ability of the entity to generate cash flows.” We indicated in our previous response that given the significance of the divested business, presentation as a discontinued operation was deemed important to meet the objectives set out in the standard: i.e., to provide users with information that is relevant in assessing the ongoing ability of the Allianz group’s continuing operations to generate cash flows.

For the Staff’s reference, we also reproduced and included below the key information regarding the significance of the divested business provided in our response dated June 18, 2009 to previous comment 8b:

“The component sold was substantial both in terms of the line of business relative to the Allianz Group as well as within the historical banking segment, as suggested by the selected data below as of and for the years ended December 31,

Mr. James B. Rosenberg

Securities and Exchange Commission

2008, 2007 and 2006 (€ in millions), which is provided for illustrative purposes only:

	Consolidated Group	Discontinued Operations (before consolidation)	Remaining Banking Business (before consolidation)
Total assets as of December 31, 2008	955,576	420,695	19,847
Total assets as of December 31, 2007	1,061,149	501,797	7,954
Total assets as of December 31, 2006	1,110,081	554,823	8,067

Net income (loss) - 2008	(2,444)	(6,304)	(114)
Net income (loss) - 2007	7,966	322	55
Net income (loss) - 2006	7,021	849	69

Within the banking segment, the operating results of the discontinued operations represented 98%, 85% and 92% of the banking segment’s operating profit for the years ended December 31, 2008, 2007 and 2006, respectively.”

3.	In your response to our previous comment 8h, you indicate your belief that the Commerzbank share price as of December 31, 2008 did not reflect all information about the value of the consideration that you ultimately received when the transaction closed on January 12, 2009 and that it is more appropriate to reflect the change in value of Commerzbank securities through January 12, 2009 in your 2008 financial statements. In support of your view, you indicate that the value at December 31, 2008 does not take into consideration your January 9, 2009 agreement with Commerzbank and SoFFin to strengthen Commerzbank`s core capital ratio. Given that there was an apparent €340 million decline in the value of Commerzbank securities to be received from December 31, 2008 to January 12, 2009, please explain to us how your accounting treatment complies with IFRS. In your response, please specifically address the provisions of paragraphs 10 and 11 of IAS 10 given that it appears that a material transaction with Commerzbank and SoFFin arose after the reporting period.

R:

Without regard to our belief that the valuation of the consideration received falls under an IFRS 5 best estimate approach[1], we did consider the requirements of IAS 10, paragraphs 10 and 11, and believe that the decline in the market value relates

[1]

According to IFRS 5.15, a disposal group has to be measured at fair value less cost to sell. IAS 36.25-27 considers how to determine the best evidence for the fair value less cost to sell. The final total consideration received on January 12, 2009 was considered to be the best information available.

Mr. James B. Rosenberg

Securities and Exchange Commission

to conditions that existed at the end of the 2008 reporting period. Allianz was aware at December 31, 2008 of the facts that led to the share price decline in early January 2009 when the market became aware of those facts. We, therefore, believe that the example provided in paragraph 11 of IAS 10 is not directly applicable, since at the end of the 2008 reporting period, there existed information that was not known in the market but known to Allianz, as described below.

The final total consideration received included 163.5 million Commerzbank shares. The Commerzbank share price as of December 31, 2008 did not reflect the ongoing negotiations between the Sonderfonds Finanzmarktstabilisierung (“SoFFin”) and Commerzbank to strengthen Commerzbank’s core capital ratio. As a result of these negotiations, the SoFFin agreed to provide additional equity of €10 billion to Commerzbank. Between December 31, 2008 and January 12, 2009, the share price of Commerzbank decreased from €6.64 to €4.56 per share.

Under IAS 36.27, the determination of the final total consideration received has to reflect all information available at the reporting date. Therefore, we determined at December 31, 2008 what the price of Commerzbank would have been had the information available to a knowledgeable buyer (as described under IAS 36.25-27) been available to the market.

As a result, we believe that it was appropriate to use the share price of Commerzbank shares as of January 12, 2009.

4.	We acknowledge your response to our previous comment 8j. Please revise your disclosures to indicate the credit quality, current payment status and types of instruments underlying these CDOs consistent with your response.

R:	In light of the Staff`s request, we intend to disclose in our Form 20-F, as applicable, for the year ended December 31, 2009 in substantially the following manner and level of detail. This illustrative disclosure assumes that there is no adverse development in the second half of 2009; if adverse developments occur (e.g., in a manner affecting the then current payment status), we will adjust the disclosure below accordingly.

“The following table presents the aggregate credit information (using Moody’s ratings) on the Collaterized Debt Obligations (CDOs) that were retained from Dresdner Bank:

Average credit quality as of December 31, 2009
e.g. Ba3	e.g. Caa2	e.g. B1	e.g. Caa3
X.X%	X.X%	X.X%	X.X%

Mr. James B. Rosenberg

Securities and Exchange Commission

Underlying assets as of December 31, 2009
RMBS	CMBS	CDOs	Other
X.X%	X.X%	X.X%	X.X%

There is no significant impact on the Group stemming from industry concentration due to the limited size and high diversification of the CMBS and CDO portfolios.

For the year ended December 31, 2009, Allianz received payments pursuant to the contractual terms of the CDOs in an amount of approximately €XX consisting of interest and principal payments.

The CDOs are classified as loans to banks and customers and have a carrying amount of €XXX as of December 31, 2009. The embedded derivatives included in the CDOs were separated in accordance with IFRS and are shown within financial assets held for trading (€XX).”

*            *            *

Mr. James B. Rosenberg

Securities and Exchange Commission

On behalf of Allianz, I would like to thank you for the cooperation you and the Staff are extending with the review of the 2008 Form 20-F. Please do not hesitate to call me at (011) (49) 89-3800-2791 or William Torchiana of Sullivan & Cromwell LLP at (011) (33) (1) 7304-5890 with any questions or comments on the foregoing.

Very truly yours,

/s/ Dr. Helmut Perlet
Dr. Helmut Perlet
Chief Financial Officer

cc:	Ibolya Ignat

Mark Brunhofer

(Securities and Exchange Commission)

Oliver Baete

Dr. Peter Hemeling

Burkhard Keese

(Allianz SE)

Johannes Pastor, Partner

(KPMG AG)

William D. Torchiana

(Sullivan & Cromwell LLP)